SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

Motive, Inc.
(Name of Subject Company (issuer))

Magic Acquisition Subsidiary Inc.
Lucent Technologies Inc.
Alcatel Lucent
(Names of Filing Persons (offeror))

Common Stock, par value $0.001 per share
(Title of Class of Securities)

61980V107
(CUSIP Number of Class of Securities)

Steven R. Reynolds
General Counsel
Lucent Technologies Inc.
600 Mountain Avenue
Murray Hill, NJ 07974
(908) 582-8500
(Name, address, and telephone number of person authorized
to receive notices and communications on behalf of filing persons)

with a copy to:
Robert J. Rawn
Michael R. McCoy
Bryan Cave LLP
1290 Avenue of the Americas
New York, NY 10104
(212) 541-2000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$76,102,028.10	$2,990.81

*	Estimated solely for purposes of calculating the filing fee in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The transaction value was determined by multiplying the purchase price of $2.23 per share by 34,126,470 shares of common stock, par value $0.001 per share, of Motive, Inc. (based upon (i) the representation by Motive, Inc. in the Merger Agreement (as defined herein) that 27,755,007 shares and options and warrants to acquire an aggregate of 3,871,463 shares were outstanding as of June 16, 2008, and (ii) the 2,500,000 shares expected to be issued and outstanding as of the closing of this Offer (as defined herein) pursuant to Motive, Inc.’s previously announced settlement of securities and derivative litigation). Solely for purposes of calculating the filing fee, all shares subject to options and warrants were included, regardless of the exercise price of such option or warrant or the exercisability of such option or warrant.

**	Pursuant to Rule 0-11 of the Exchange Act, the amount of the filing fee is calculated by multiplying the transaction value by 0.00003930.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Tender Offer Statement on Schedule TO (which, together with any amendments and supplements thereto, collectively constitute this “Schedule TO”) relates to a tender offer by Magic Acquisition Subsidiary Inc., a Delaware corporation (“Purchaser”) and a direct wholly owned subsidiary of Lucent Technologies Inc., which is a Delaware corporation (“Parent”) and a wholly owned subsidiary of Alcatel Lucent, a société anonyme organized under the laws of the Republic of France (“Alcatel Lucent”), pursuant to Rule 14d-1 under the Securities Exchange Act of 1934, as amended, to purchase all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Motive, Inc., a Delaware corporation (the “Company”), at a price of $2.23 per Share, to the seller in cash, without interest and less any required withholding taxes. The terms and conditions of the offer are described in the Offer to Purchase, dated July 16, 2008 (the “Offer to Purchase”) and the related Letter of Transmittal (which, together with any supplements or amendments, collectively constitute the “Offer”), copies of which are attached as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively.

Pursuant to General Instruction F to Schedule TO, the information contained in the Offer to Purchase, including all schedules and annexes to the Offer to Purchase, is hereby expressly incorporated in this Schedule TO by reference in response to items 1 through 9 and item 11 of this Schedule TO and is supplemented by the information specifically provided for in this Schedule TO.

Item 1.	Summary Term Sheet

The information set forth in the section entitled “Summary Term Sheet” in the Offer to Purchase is incorporated herein by reference.

Item 2.	Subject Company Information

The subject company is Motive, Inc. The address of the principal executive offices of the Company is 12515 Research Boulevard, Building 5, Austin, Texas 78759-2220 and its telephone number is (512) 339-8335.

As of June 16, 2008, there were (i) 27,755,007 Shares of the Company outstanding and (ii) 3,871,463 Shares reserved for issuance upon the exercise of outstanding options and warrants (based upon the number of Shares represented by the Company to be outstanding and reserved in the Agreement and Plan of Merger, dated as of June 16, 2008, by and among Parent, Purchaser, and the Company (the “Merger Agreement”)). An additional 2,500,000 Shares are expected to be outstanding as of the closing of the Offer pursuant to Company’s previously announced settlement of securities and derivative litigation. The information set forth in the “Introduction” of the Offer to Purchase is incorporated herein by reference.

The information set forth in the section entitled “Price Range of Shares; Dividends on the Shares” in the Offer to Purchase is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person

The information set forth in the section entitled “Certain Information Concerning Purchaser, Parent and Alcatel Lucent” of the Offer to Purchase and Annex A in the Offer to Purchase is incorporated herein by reference.

Item 4.	Terms of the Transaction

The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements

The information set forth in the sections entitled “Summary Term Sheet,” “Questions and Answers,” “Introduction,” “Certain Information Concerning the Company,” “Certain Information Concerning Purchaser, Parent and Alcatel Lucent,” “Background of the Offer; Past Contacts or Negotiations with the Company,” “Purpose of the Offer; The Merger; Plans for the Company” and “The Merger Agreement” in the Offer to Purchase is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals

The information set forth in the sections entitled “Price Range of Shares; Dividends on the Shares,” “Effect of Offer on Listing, Market for Shares and SEC Registration,” “Purpose of the Offer; The Merger; Plans for the

Company,” “The Merger Agreement,” and “Dividends and Distributions” in the Offer to Purchase is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration

The information set forth in the section entitled “Source and Amount of Funds” in the Offer to Purchase is incorporated herein by reference.

Item 8.	Interest in Securities of the Subject Company

The information set forth in the section entitled “Certain Information Concerning Purchaser, Parent and Alcatel Lucent” in the Offer to Purchase is incorporated herein by reference.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used

The information set forth in the “Introduction” and in the section entitled “Fees and Expenses” in the Offer to Purchase is incorporated herein by reference.

Item 10.	Financial Statements

Not applicable.

Item 11.	Additional Information

(a)(1) The information set forth in the sections entitled “Certain Information Concerning Purchaser, Parent and Alcatel Lucent,” “Background of the Offer; Past Contracts or Negotiations with the Company,” “Purpose of the Offer; The Merger; Plans for the Company” and “The Merger Agreement” in the Offer to Purchase and Annex A of the Offer to Purchase is incorporated herein by reference.

(a)(2), (3) The information set forth in the sections entitled “Purpose of the Offer; The Merger; Plans for the Company,” “Conditions to Purchaser’s Obligations” and “Certain Regulatory and Legal Matters” in the Offer to Purchase is incorporated herein by reference.

(a)(4) The information set forth in the sections entitled “Effect of Offer on Listing, Market for Shares and SEC Registration,” “Source and Amount of Funds” and “Certain Regulatory and Legal Matters” in the Offer to Purchase is incorporated herein by reference.

(a)(5) None.

(b) The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 12.	Exhibits

(a)(1)(A)	Offer to Purchase, dated July 16, 2008.
(a)(1)(B)	Form of Letter of Transmittal.
(a)(1)(C)	Form of Notice of Guaranteed Delivery.
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(F)	Form of Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9.
(a)(5)(A)	Joint Press Release of Alcatel Lucent and Motive, dated June 17, 2008 (Incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Magic Acquisition Subsidiary Inc., Lucent Technologies Inc. and Alcatel Lucent on June 17, 2008).
(a)(5)(B)	Transcript of conference call held on June 17, 2008 (Incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Magic Acquisition Subsidiary Inc., Lucent Technologies Inc. and Alcatel Lucent on June 18, 2008).
(a)(5)(C)	Form of Summary Advertisement Published in the New York Times on July 16, 2008.
(d)(1)	Agreement and Plan of Merger, dated as of June 16, 2008, by and among Lucent Technologies Inc., Magic Acquisition Subsidiary Inc. and Motive, Inc. (Incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Motive, Inc. on June 17, 2008).

Item 13.	Information Required by Schedule 13E-3

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 16, 2008

MAGIC ACQUISITION SUBSIDIARY INC.

By:	/s/ John P. O’Gorman
Name:     John P. O’Gorman

Title:	Vice President

LUCENT TECHNOLOGIES INC.

By:	/s/ Fred Ludtke
Name:     Fred Ludtke

Title:	Vice President

ALCATEL LUCENT

By:	/s/ Hubert de Pesquidoux
Name:     Hubert de Pesquidoux

Title:	Chief Financial Officer

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated July 16, 2008.
(a)(1)(B)	Form of Letter of Transmittal.
(a)(1)(C)	Form of Notice of Guaranteed Delivery.
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(F)	Form of Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9.
(a)(5)(A)	Joint Press Release of Alcatel Lucent and Motive, dated June 17, 2008 (Incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Magic Acquisition Subsidiary Inc., Lucent Technologies Inc. and Alcatel Lucent on June 17, 2008).
(a)(5)(B)	Transcript of conference call held on June 17, 2008 (Incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Magic Acquisition Subsidiary Inc., Lucent Technologies Inc. and Alcatel Lucent on June 18, 2008).
(a)(5)(C)	Form of Summary Advertisement Published in the New York Times on July 16, 2008.
(d)(1)	Agreement and Plan of Merger, dated as of June 16, 2008, by and among Lucent Technologies Inc., Magic Acquisition Subsidiary Inc. and Motive, Inc. (Incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Motive, Inc. on June 17, 2008).